FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:               Clements, Henry
                                                       3135 S.W. Mapp Road
                                                       Palm City, FL 34990


2. Issuer Name and Ticker or Trading Symbol:           Clements Golden Phoenix Enterprises, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                           01/11/2001
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer              X Director
                                                       X 10% owner
                                                       X Officer (Title): CEO
                                                       _ Other (Specify)
7.  X Filed by One Reporting Person.
    _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                            Common Stock
2. Transaction Date:                                             01/11/01
3. Transaction Code                                              G
4. Securities Acquired (A) or Disposed (D):
                                    Amount:
                                    A or D:                      D
                                    Price:
5. Amount of Securities  Beneficially owned at end of Month:     6,446,000 (1)
6. Ownership Form: Direct (D) or Indirect (I):                   D
7. Nature of Indirect Beneficial Ownership:

* If the form is filed by more than one Reporting Person, see instruction 5(b)(v) Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
    Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

(1) Mr. Clements gifted 316,000 shares on January 11, 2001, and 30,000 on January 12, 2001.





/s/ Henry Clements                               Date: 1/18/01
------------------------------
Henry Clements
**   Signature of Reporting Person
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).